UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

ReNew will invest approximately $138 million for its 51% stake in a 400 MW Round the Clock (RTC) project and receive EPC margins for the development of the project. The current estimated cost of the project is $1.35 billion and the increase from the previous estimate of $1.2 billion is primarily due to (a) EPC margins in line with industry trends that would accrue to ReNew; (b) an increase in estimated capex due to inflation, and (c) an increase in taxes that is expected to be recovered through an increase in tariff over the 25 year PPA. Apart from procurement of major wind turbine components, ReNew and its affiliates would undertake all other major EPC works, amounting to an estimated ~US$ 612 million, for the RTC project.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 6, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ Samir Rai
		Name:	Samir Rai
		Title:	Company Secretary